Via Facsimile and U.S. Mail
Mail Stop 6010

February 27, 2008

Anthony E. Applebaum
Principal Financial and Accounting Officer
Mera Pharmaceuticals Inc.
73-4460 Queen Ka'Ahumanu Highway
Suite 110
Kailua-Kona, HI 96740

Re: **Mera Pharmaceuticals Inc.**
     Form 10-KSB for the Fiscal Year Ended October 31, 2007
     Filed February 14, 2008
     File Number: 033-23460

Dear Mr. Applebaum:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended October 31, 2007

General

1. The file number on the cover page of your document does not agree with the file number, 033-23460, used in the EDGAR system. Please correct the commission file number on the cover page.

Signatures, page 32

2. The date of each signature does not appear to be current. Please revise to include currently dated signatures.

Financial Statements

Statements of Cash Flows, page F-6

3. The net loss for the twelve months ended October 31, 2006 does not agree to your Net Loss on your Condensed Statement of Operations. Please revise your financial statements, accordingly.

Exhibits 31.1 and 31.2

4. Please revise your certifications to be worded exactly as required by Item 601(b)(31) of Regulation S-B, last amended in June 2003 and effective August 2003. For example, please correct the following:

    a. You refer to "this quarterly report" in the 10-KSB certification. Please remove the report descriptions "quarterly," as appropriate, from all certifications except for where you identify in the first paragraph this annual report on Form 10-KSB;
    b. Identify yourself as a "small business issuer" throughout your certifications;
    c. Correct paragraphs four and five to conform to the amended language, including referring to the correct Exchange Act Rules, 13a-15(e) and15-d-15(e), that define disclosure controls and procedures; and,
    d. Remove paragraph six of the certification.

Exhibits 32.1 and 32.2

5. These certifications refer to the Form 10-QSB for the quarter ended April 30, 2007 and Section 3(a) of the Securities Exchange Act of 1934. Please revise your certifications to refer to the correct report and section of the Securities Exchange Act of 1934.

* * * *

As appropriate, please file an amendment to your Form 10-KSB for the fiscal year ended October 31, 2007, that includes the entire periodic report and currently dated revised certifications, and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant